SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                  SCHEDULE 13D
                                  Rule 13d-101

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1)(1)



                        Ramco-Gershenson Properties Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest,
                            par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75145220
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Christopher L. O'Dell
                                 Morgan Stanley
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 761-4000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 19, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)
                                                            (Page 1 of 21 Pages)

-----------------------------                       ----------------------------
CUSIP NO. 75145220                SCHEDULE 13D                     PAGE 2 OF 14
-----------------------------                       ----------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Morgan Stanley Dean Witter & Co.
     36-3145972
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]    (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The state of organization is Delaware.
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                       0
                ----------------------------------------------------------------
                 8     SHARED VOTING POWER
  NUMBER OF
   SHARES              1,721,686
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY EACH    9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH            0
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       1,721,686
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,721,686
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO, HC
--------------------------------------------------------------------------------

----------
* See Instructions Before Filling Out!

-----------------------------                       ----------------------------
CUSIP NO. 75145220                SCHEDULE 13D                     PAGE 3 OF 14
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Morgan Stanley Investment Management Inc.
     13-3040307
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]    (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                       0
                ----------------------------------------------------------------
                 8     SHARED VOTING POWER
  NUMBER OF
   SHARES              954,610
BENEFICIALLY    ----------------------------------------------------------------
WNED BY EACH     9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH            0
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       954,610
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       954,610
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------

----------
* See Instructions Before Filling Out!

-----------------------------                       ----------------------------
CUSIP NO. 75145220                SCHEDULE 13D                     PAGE 4 OF 14
-----------------------------                       ----------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MS Real Estate Special Situations, Inc.
     13-3962641
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]    (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The state of organization is Delaware.
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                       0
                ----------------------------------------------------------------
                 8     SHARED VOTING POWER
  NUMBER OF
   SHARES              767,076
BENEFICIALLY    ----------------------------------------------------------------
WNED BY EACH     9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH            0
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       767,076
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       767,076
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------

----------
* See Instructions Before Filling Out!

ITEM 1.     SECURITY AND ISSUER.

      This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D Statement dated November 13, 1998 which was filed with the Securities and Exchange Commission ("SEC") on behalf of Morgan Stanley Dean Witter & Co. ("MSDW"), Morgan Stanley Asset Management Inc. (now known as Morgan Stanley Investment Management Inc. or "MSIM") and The Morgan Stanley Real Estate Special Situations Fund II, L.P., which is no longer a reporting person. This Amendment No.1 reflects the transaction described in Item 4 below, as it relates to MSDW, MSIM and MS Real Estate Special Situations, Inc. ("MSRESSI," and together with MSDW and MSIM, the "Reporting Persons"), the investment adviser to certain clients referred to in Item 4 below. Each capitalized term, not defined in this amendment has the meaning assigned to such term as in the original Schedule 13D.

      The class of equity securities to which this statement relates is the common shares of beneficial interest, $.01 par value per share ("Common Shares"), of Ramco-Gershenson Properties Trust, a Maryland real estate investment trust (together with its predecessors, the "Issuer"). The principal executive offices of the Issuer are located at 27600 Northwestern Highway, Suite 200, Southfield, Michigan.

ITEM 2.     IDENTITY AND BACKGROUND

      Item 2 is hereby amended and supplemented by adding the following:

      (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

            (1) Morgan Stanley Dean Witter & Co., a Delaware corporation;

            (2) Morgan Stanley Investment Management Inc., a Delaware
                corporation; and

            (3) MS Real Estate Special Situations, Inc., a Delaware corporation.

      (b) MS Real Estate Special Situations, Inc. is a Delaware corporation with its principal business and offices located at 1585 Broadway, New York, New York, 10036.

      (c) Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of MSDW, as of the date hereof.

      Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of MSIM, as of the date hereof.

      Set forth in Schedule C is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of MSRESSI, as of the date hereof.

      (d) None of the Reporting Persons, including MSRESSI, nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B and C attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons, including MSRESSI, nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B and C attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and supplemented by adding the following:

      On March 14, 2002 the Issuer, MSRESSI and the other selling shareholders entered into a Stock Redemption Agreement ("Agreement") by which the Issuer will redeem from MSRESSI and the other selling shareholders 1,200,000 shares of Series A Convertible Preferred Shares ("Preferred Shares"), par value $0.01 per share (representing 1,714,286 Common Shares) for $22.0204 per share, subject to market price adjustments and other conditions described in the Agreement attached hereto as Exhibit 7. If the transaction proposed in the Agreement is consummated, the Issuer will redeem all Preferred Shares then held by the Reporting Persons.

      The foregoing does not purport to be a complete description of the terms of the Stock Redemption Agreement and is qualified in its entirety by reference to Exhibit 7 hereof, which is incorporated by reference hereof. Except as described above, as of the date of this Amendment No. 1 to Schedule 13D, the Reporting Persons have no present plans or proposals of a type requiring disclosure under Item 4 of Schedule 13D.

      MSDW is filing solely in its capacity as parent company and indirect beneficial owner of securities held by its business units.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended and supplemented by adding the following:

      MSRESSI, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 767,076 Common Shares representing approximately 10.8% of the outstanding Shares (based on 7,088,926 Common Shares reported by the Company as outstanding on March 13, 2002 in its report on Form 10-K for the fiscal year ended December 31, 2001);

      The response to Item 4 is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended and supplemented by adding the following:

      The response to Item 4 is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is hereby amended and supplemented by adding the following:

      Exhibit 7: Stock Redemption Agreement by and among Ramco-Gershenson Properties, L.P., the Issuer, Morgan Stanley Real Estate Special Situations Fund II, L.P., MS Special Funds Pte. Ltd., Stichting Pensioenfonds ABP, Stichting Bedrijfspensioenfonds voor de Metaal en Technische Bedrijfstakken, The Morgan Stanley Real Estate Special Situations Fund I, L.P. and MS Real Estate Special Situations, Inc. dated as of March 14, 2002.

      Exhibit 8.  Joint Filing Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2002


                              MORGAN STANLEY DEAN WITTER & CO.


                              By: /s/ Robert G. Koppenol
                                  --------------------------------------------
                                  Robert G. Koppenol
                                  Authorized Signatory


                              MORGAN STANLEY INVESTMENT MANAGEMENT INC.


                              By: /s/ Richard A. Schultz
                                  --------------------------------------------
                                  Richard A. Schultz
                                  Authorized Signatory


                              MS REAL ESTATE SPECIAL SITUATIONS, INC.


                              By: /s/ Richard A. Schultz
                                  --------------------------------------------
                                  Richard A. Schultz
                                  Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION
-----------   ------------------------------------------------------------------
    7.        Stock Redemption Agreement by and among Ramco-Gershenson
              Properties, L.P., the Issuer, Morgan Stanley Real Estate Special
              Situations Fund II, L.P., MS Special Funds Pte. Ltd., Stichting
              Pensioenfonds ABP, Stichting Bedrijfspensioenfonds voor de Metaal en Technische Bedrijfstakken, The Morgan Stanley Real Estate
              Special Situations Fund I, L.P. and MS Real Estate Special
              Situations, Inc. dated as of March 14, 2002.

    8.        Joint Filing Agreement

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                        MORGAN STANLEY DEAN WITTER & CO.

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter & Co. ("MSDW") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

          NAME                                PRESENT PRINCIPAL OCCUPATION
---------------------------------       ----------------------------------------
*  Philip J. Purcell                    Chairman of the Board and Chief
                                        Executive Officer

*  Robert G. Scott                      President and Chief Operating Officer

*  Robert P. Bauman                     Retired; former Chief Executive Officer
   Invensys plc                         of SmithKline Beecham plc
   Invensys House, Carlisle Place
   London SW1P 1BX, ENGLAND

*  Edward A. Brennan                    Retired; former Chairman of the Board,
   400 North Michigan Avenue,           President and Chief Executive Officer of
   Suite 400                            Sears, Roebuck and Co.
   Chicago, IL  60611

*  John E. Jacob                        Executive Vice President and Chief
   Anheuser-Busch Companies, Inc.       Communications Officer of Anheuser-Busch
   One Busch Place                      Companies, Inc.
   St. Louis, MO  63118

*  C. Robert Kidder                     Chairman of the Board and Chief
   Borden, Inc.                         Executive Officer of Borden, Inc.
   180 East Broad St.
   Columbus, OH  43215

*  Charles F. Knight                    Chairman of Emerson Electric Co.
   Emerson Electric Co.
   8000 West Florissant
   St. Louis, MO  63136

*  John W. Madigan                      Chairman and Chief Executive Officer
   Tribune Company                      of Tribune Company
   435 North Michigan Avenue,
   Suite 2300
   Chicago, IL  60611

                                   SCHEDULE A

          NAME                                PRESENT PRINCIPAL OCCUPATION
---------------------------------       ----------------------------------------

*  Miles L. Marsh                       Former Chairman of the Board and Chief
   W.H. Clark & Associates              Executive Officer of Fort James
   20 S. Clark St, Suite 2222           Corporation
   Chicago, IL  60603

*  Michael A. Miles                     Special Limited Partner of Forstmann
   1350 Lake Road                       Little and Co.
   Lake Forest, IL  60045

*  Laura D'Andrea Tyson                 Dean of the London Business School
   London Business School
   Sussex Place, Regent's Park
   London NW1 4SA, England

   Stephen S. Crawford                  Executive Vice President and Chief
                                        Financial Officer

   Roger C. Hochschild                  Executive Vice President and Chief
                                        Strategic and Administrative Officer

   Donald G. Kempf, Jr.                 Executive Vice President, Chief Legal
                                        Officer & Secretary

   Tarek F. Abdel-Meguid                Head of Worldwide Investment Banking

   Zoe Cruz                             Head of Worldwide Fixed Income Division

   John P. Havens                       Head of Worldwide Institutional Equities
                                        Group

   Mitchell M. Merin                    President and COO, Asset Management

   David W. Nelms                       President and COO, Discover Financial
                                        Services

   Stephan F. Newhouse                  Co-President and COO, Institutional
                                        Securities Group

   Vikram S. Pandit                     Co-President and COO, Institutional
                                        Securities Group

   Joseph R. Perella                    Chairman of Institutional Securities
                                        Group

   John H. Schaefer                     President and COO, Individual Investor
                                        Group

*  Director

                                   SCHEDULE B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                    MORGAN STANLEY INVESTMENT MANAGEMENT INC.

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Investment Management Inc. ("MSIM") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSIM at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSIM and each individual is a United States citizen.


                NAME                        PRESENT PRINCIPAL OCCUPATION
----------------------------          -----------------------------------------
*  Barton M. Biggs                    Chairman and Managing Director

*  Richard B. Worley                  President & Managing Director

*  Mitchell M. Merin

   Joseph J. McAlinden                Chief Investment Officer

   Rajesh K. Gupta                    Chief Administrative Officer--Investments

   Ronald E. Robison                  Chief Operations Officer and Managing
                                      Director

   Arthur J. Lev                      General Counsel, Principal and Secretary

   Alexander C. Frank                 Treasurer

*  Director

                                   SCHEDULE C

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                     MS REAL ESTATE SPECIAL SITUATIONS, INC.

      The names of the Directors and the names and titles of the Executive Officers of MS Real Estate Special Situations, Inc. ("MSRESSI") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSRESSI at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSRESSI and each individual is a United States citizen.



             NAME                           PRESENT PRINCIPAL OCCUPATION
------------------------------        -----------------------------------------
*  Owen D. Thomas                     Chairman of the Board of MSRESSI and
                                      Managing Director of Morgan Stanley &
                                      Co. Incorporated

*  John Timothy Morris                President of MSRESSI and Managing
                                      Director of Morgan Stanley & Co.
                                      Incorporated

   Michael E. Foster                  Vice President of MSRESSI and Managing
                                      Director of Morgan Stanley & Co.
                                      Incorporated

   Jeffrey K. Gronning                Vice President of MSRESSI and Executive
                                      Director of Morgan Stanley & Co.
                                      Incorporated

   Richard A. Schultz                 Vice President of MSRESSI and Morgan
                                      Stanley & Co. Incorporated

   Christopher L. O'Dell              Vice President and Secretary of MSRESSI
                                      and Vice President of Morgan Stanley &
                                      Co. Incorporated

*  Director